UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 6-K

                                ----------------

                            REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended September 30, 1999

                                 TOPJOBS.NET PLC
                          Innovation House, Daten Park
                          Birchwood, Warrington WA3 6UT
                                 United Kingdom
                              (011) 44-1925-844-744

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F [X]                           Form 40-F [_]

     Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [_]                                 No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                               Page 1 of 18 Pages
                        Exhibit Index appears on Page 18

                                 TOPJOBS.NET PLC
                                TABLE OF CONTENTS

                                                                            PAGE

Part I   FINANCIAL INFORMATION

   Item 1. Consolidated Financial Statements (Unaudited) ...................3-8
            Consolidated Balance Sheets
            March 31, 1999 and September 30, 1999.............................3
            Consolidated Statements of Operations
            Three Months and Six Months ended September 30, 1998 and 1999.....4
            Consolidated Statement of Cash Flows
            Six Months ended September 30, 1998 and 1999......................5
            Notes to Consolidated Financial Statements........................6

   Item 2. Management's Discussion and Analysis of Financial

            Condition and Results of Operations...............................9

Part II  OTHER INFORMATION

   Item 1. Legal Proceedings.................................................16
   Item 2. Changes in Securities and Use of Proceeds.........................16
   Item 3. Defaults Upon Senior Securities...................................16
   Item 4. Submission of Matters to a Vote of Security Holders...............16
   Item 5. Other Information.................................................16
   Item 6. Exhibits and Reports on Form 6-K..................................16
   Signatures................................................................17
   Exhibit Index.............................................................18

                        TOPJOBS.NET PLC AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                              (IN POUNDS STERLING)

                                                                          --------------------------
                                                                            MARCH 31,   SEPTEMBER 30,
                                                                              1999          1999
                                                                          --------------------------
                                                                            (pound)      (pound)
ASSETS
  Current assets:
    Cash ............................................................       122,974     12,592,005
    Accounts receivable .............................................       511,392        729,468
    Retained interest in factored receivables .......................       154,888        450,143
    Prepaid expenses and other receivables ..........................     1,146,258        667,475
                                                                         -------------------------
  Total current assets ..............................................     1,935,512     14,439,091
  Property, plant and equipment, net ................................       617,102        704,795
  Investment in equity affiliate ....................................      (200,035)      (422,026)
  Goodwill ..........................................................       849,584      5,615,396
                                                                         -------------------------
 Total assets .......................................................     3,202,163     20,337,256
                                                                         =========================

LIABILITIES

  Current liabilities:
    Bank overdraft payable ..........................................     1,758,587         60,373
    Payable to related parties ......................................     5,046,981        224,285
    Deferred revenue ................................................     1,264,265      1,826,802
    Trade accounts payable ..........................................     1,053,319        574,828
    Accrued and other liabilities ...................................       803,994        592,541
    VAT and payroll tax payable .....................................       244,020        254,365
    Current portion of capital lease obligation .....................       123,505        127,717
                                                                         -------------------------
  Total current liabilities .........................................    10,294,671      3,660,911
  Capital lease obligation, less current portion ....................        99,757         33,156
                                                                         -------------------------
  Total liabilities .................................................    10,394,428      3,694,067
                                                                         =========================
  Minority Interests ................................................      (248,010)      (235,219)

STOCKHOLDERS' (DEFICIT)/EQUITY

  Ordinary Shares, 0.02 pence par value;
    20,000,000 authorized; 5,230,000 and 9,998,577 shares outstanding         1,006          1,922
   Preference Shares(pound)1 par value, 5,000,000 authorized,
     49,000 and nil shares outstanding ..............................        49,000           --
  Additional paid in capital ........................................       176,467     29,862,732
  Accumulated deficit ...............................................    (7,164,602)   (13,051,151)
  Cumulative translation adjustment .................................        (6,126)        64,905
                                                                         -------------------------
  Total stockholders' (deficit)/equity ..............................    (6,944,255)    16,878,408
                                                                         -------------------------
  Total liabilities and stockholders' equity ........................     3,202,163     20,337,256
                                                                         =========================


    The accompanying notes are an integral part of these financial statements

                        TOPJOBS.NET PLC AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
      (IN POUNDS STERLING, EXCEPT SHARES USED TO CALCULATE LOSS PER SHARE)

                                                      THREE MONTHS    THREE MONTHS   SIX            SIX
                                                      ENDED           ENDED          MONTHS ENDED   MONTHS ENDED
                                                      SEPTEMBER 30,   SEPTEMBER      SEPTEMBER      SEPTEMBER 30,
                                                      1998            30, 1999       30, 1998       1999
                                                      -----------------------------------------------------------
                                                        (pound)                                       (pound)
Revenues                                                  282,550       961,089          577,866     1,692,708
                                                       -------------------------------------------------------
Operating Expenses:

  Selling, general and administration                     743,512     2,622,676        1,375,724     4,804,672
  Stock based compensation                                   --          64,818             --         108,030
  Advertising                                             363,668       785,830          457,149     1,509,874
  Commission                                               80,043       107,576          130,241       143,308
  Amortization                                            155,445       341,528          310,890       541,729
  Depreciation                                             24,657        56,462           46,191       108,979
                                                       -------------------------------------------------------
 Total operating expenses                               1,367,325     3,978,890        2,320,195     7,216,592
Loss from operations                                   (1,084,775)   (3,017,801)      (1,742,329)   (5,523,884)
  Interest expense                                        (60,178)       (9,001)        (105,663)      (49,882)
  Interest income                                            --         193,472             --         331,619
  Share of losses from equity affiliate                   (75,750)     (158,665)        (112,871)     (262,060)
  Minority Interests                                         --          40,658             --         114,779
  Other expense                                            (7,878)     (704,451)         (15,016)     (497,119)
                                                       -------------------------------------------------------
Net Loss                                               (1,228,581)   (3,655,788)      (1,975,879)   (5,886,547)
                                                       =======================================================
Basic net loss per share                                     0.24          0.38             0.38          0.62
                                                       =======================================================
Shares used in basic net loss per share calculation     5,200,000     9,511,910        5,200,000     9,511,910
                                                       =======================================================
Diluted net loss per share                                   0.24          0.38             0.38          0.62
                                                       =======================================================
Shares used in diluted net loss per share calculation   5,200,000     9,511,910        5,200,000     9,511,910
                                                       =======================================================


    The accompanying notes are an integral part of these financial statements

                        TOPJOBS.NET PLC AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (IN POUNDS STERLING)

                                                         SIX MONTHS         SIX MONTHS
                                                         ENDED SEPTEMBER    ENDED SEPTEMBER
                                                         30, 1998           30, 1999
                                                         ------------------------------------
                                                            (pound)          (pound)

Net loss .............................................    (1,975,879)    (5,886,547)
  Stock based compensation ...........................          --          108,030
  Depreciation and amortization ......................       357,081        650,708
  Foreign currency exchange gain .....................        (5,289)       (14,244)
  Share of result from equity affiliate ..............      (112,871)       262,060
  Minority interests .................................          --         (114,779)
  Changes in operating assets and liabilities:
   Accounts receivable ...............................      (205,612)      (174,734)
   Prepaid expenses and other receivables ............       (43,953)       487,247
   Retained interest in factored receivables .........      (145,341)      (295,254)
  Trade accounts payable .............................       142,489       (523,644)
  VAT and payroll tax payable ........................       (62,628)        13,675
  Accrued liabilities ................................        (9,188)      (246,008)
  Deferred revenue ...................................       459,647        603,820
                                                         --------------------------
Net cash used in operating activities ................    (1,375,803)    (5,129,670)
                                                         --------------------------
Investing activities
  Purchase of property, plant and equipment ..........      (103,138)      (163,863)
  Proceeds of sale & leaseback .......................        43,505           --
  Investment in affiliate ............................       (63,094)    (2,408,187)
  Cash received through acquisition of affiliates ....          --           48,968
                                                         --------------------------
Net cash used in investing activities ................      (122,727)    (2,523,082)
                                                         --------------------------
Financing activities
  Repayment of bank overdraft ........................        18,309     (1,698,214)
  Proceeds from long term debt .......................     1,615,578           --
  Payments on long term debt .........................       (91,705)          --
  Proceeds from related parties ......................          --           49,110
  Payments on capital leases .........................       (46,737)       (62,389)
  Issue of ordinary shares ...........................          --       24,750,000
  IPO fees ...........................................          --       (2,915,436)
                                                         --------------------------
Net Cash provided by financing activities ............     1,495,445     20,123,071
                                                         --------------------------
Exchange movements on cash balances ..................          --           (1,288)
                                                         --------------------------
Increase in cash .....................................        (3,085)    12,469,031
Cash at beginning of period ..........................         3,085        122,974
                                                         ==========================
Cash at end of period ................................          --       12,592,005
                                                         ==========================


    The accompanying notes are an integral part of these financial statements

                        TOPJOBS.NET PLC AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

These unaudited consolidated interim financial statements have been prepared in accordance with the United States Generally Accepted Accounting Principles ("USGAAP").

These statements reflect all adjustments, consisting of normal recurring accruals which, in the opinion of management, are necessary for a fair presentation of the information contained therein.

Results of operations for interim periods are not necessarily indicative of annual results.

2.   ACQUISITIONS

In July 1999, the Company acquired the remaining 49% of the equity of TopjobsNet AG, its Swiss subsidiary, from the minority shareholder and Managing Director, Dr C. Nokes. The consideration included 50,000 ordinary shares in the Company plus a cash payment of US$50,000. In addition Dr. Nokes' loans to TopjobsNet AG were assigned to the Company and he received a repayment of (pound)85,290 equal to the value of the loans. In August 1999, the Company acquired a 75% equity interest in Jobbdirekt.se Sverige AB, a leading provider of Internet solutions in Sweden. Aftonbladet Hierta AB, publishers and operators respectively of Sweden's largest daily newspaper and Europe's most visited newspaper portal, Aftonbladet, will continue to hold the remaining 25% interest. Aftonbladet Hierta AB is part of Schibsted ASA (SCH.OL), a leading international media group. The initial consideration was approximately US$6.5 million comprising US$3.2 million in cash and 605,000 shares in the Company valued at approximately US$3.3 million. Subsequent earn-out consideration to a maximum of US$3.3million, approximately US$1.0 million of which can be satisfied in whole or in part by loan notes and/or shares, will be payable if Jobbdirekt achieves certain revenue and profitability targets over the next two years.

The transaction also includes a marketing agreement whereby topjobs.net plc will receive advertising and IT support for fixed periods. Management is currently working to determine the fair value of respective assets acquired. These financial statements include a preliminary purchase price allocation whereby all purchase consideration in excess of net assets acquired has been allocated to goodwill. The final purchase price allocation may differ from the preliminary in that a portion of the total consideration paid is expected to be allocated to the marketing agreement, IT agreement and other intangible assets acquired.

In September 1999, the Company entered into a relationship with Verdens Gang AS to establish and operate Top Jobs on the Net in Norway through VG Topjobs AS. topjobs.net plc owns the controlling 51% equity interest in the company, with the remaining 49% interest being held by Verdens Gang AS. topjobs.net plc will manage the company and will underwrite the initial working capital requirements. Verdens Gang AS will be issued 10,000 topjobs.net plc (TJOB) ordinary shares. Verdens Gang AS is also part of the Schibsted ASA (SCH.OL) (supra) group and publish and operate Verdens Gang, Norway's largest daily newspaper and most visited newspaper web site.

3.   COMPUTATION OF LOSS PER SHARE

     Loss per ordinary share has been computed using the weighted average number of common shares outstanding during the periods presented. The weighted average number of shares outstanding used for the comparative period has been calculated by retrospectively applying the stock split of 5,200 for 1, which took place in February 1999. Diluted loss per share does not include the impact of shares issuable under outstanding stock options and warrants at September 30, 1999 since the inclusion of such shares is anti-dilutive due to losses for these periods.

                                                    3 MONTHS           3 MONTHS          6 MONTHS          6 MONTHS
                                                       ENDED              ENDED             ENDED             ENDED
                                                   SEPTEMBER          SEPTEMBER         SEPTEMBER         SEPTEMBER
                                                    30, 1998           30, 1999          30, 1998          30, 1999
                                           --------------------------------------------------------------------------
Numerator
   Net loss                                (pound)(1,228,581) (pound)(3,655,788) (pound)(1,975,879) (pound)(5,886,547)
Denominator
  Weighted average shares outstanding              5,200,000          9,511,910          5,200,000          9,511,910
  Basic loss per ordinary share                 (pound)(0.24)      (pound)(0.38)      (pound)(0.38)      (pound)(0.62)
  Weighted average shares outstanding              5,200,000          9,511,910          5,200,000          9,511,910
  Dilutive effect of outstanding options                --                 --                 --                 --
  Diluted loss per ordinary share               (pound)(0.24)      (pound)(0.38)      (pound)(0.38)      (pound)(0.62)



4.   COMPREHENSIVE LOSS

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which requires presentation of information on comprehensive income and its components in financial statements. Comprehensive income includes net income and foreign currency translation adjustments.

                                                    3 MONTHS           3 MONTHS          6 MONTHS          6 MONTHS
                                                       ENDED              ENDED             ENDED             ENDED
                                                   SEPTEMBER          SEPTEMBER         SEPTEMBER         SEPTEMBER
                                                    30, 1998           30, 1999          30, 1998          30, 1999
                                           --------------------------------------------------------------------------
Net loss                                   (pound)(1,228,581) (pound)(3,655,788) (pound)(1,975,879) (pound)(5,886,547)
Foreign currency translation adjustments                 --              99,178                --              71,031
                                           --------------------------------------------------------------------------
Total comprehensive loss                   (pound)(1,228,581) (pound)(3,556,610) (pound)(1,975,879) (pound)(5,815,516)
                                           ==========================================================================

5.   RELATED PARTY TRANSACTIONS

Mr. K. Leech, a director of the Company, is also a director of Gala Consultancy Limited which has lent money to the Company to fund its operations. At June 30, 1999 the loan balance due to Gala Consultancy Limited, representing accrued interest on the original loan capital, was (pound)29,164. This balance was repaid on September 24, 1999.

Mr K. Leech is also a director of Glen Investments Limited. At June 30, 1999 the loan balance due to Glen Investments Limited, representing accrued interest on the original loan capital, was (pound)835. This balance was repaid on September 24, 1999.

At September 30, 1999 our United States subsidiary, topjobs.net Incorporated, owed (pound)242,774 to its minority shareholder, Dynamic Information System and Exchange Incorporated. The loan shall be repaid at such time as the board of directors of topjobs.net Inc. consider that it is cash positive and has sufficient funding to meet its needs. No interest has been charged on the loan.

The Company rents its Warrington premises under a sublease from ML Laboratories plc ("ML"), of which Mr K. Leech is a director and shareholder. The sublease is an operating lease and total rent expense for the quarter was (pound)12,483.

6.   GEOGRAPHIC INFORMATION

In 1999, the Company adopted Statement of Financial Accounting Standards (FAS) 131 Disclosures about Segments of an Enterprise and Related Information. FAS 131 supersedes FAS 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates that the internal organization that is used by management for making operating decisions and assessing performance should be the source for determining the Company's reportable segments. FAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information. The Company operates and manages its business as a single segment. The Company's operations are principally conducted in the United Kingdom with subsidiaries operating in Switzerland, Sweden and the United States, and an equity affiliate in Australia. Although the Company operates as a single segment, prior period's geographic information has been restated in conformity with the new standard.

Foreign revenue is based on the country in which the legal subsidiary is domiciled.

                                 3 MONTHS           3 MONTHS          6 MONTHS          6 MONTHS
                                    ENDED              ENDED             ENDED             ENDED
                                SEPTEMBER          SEPTEMBER         SEPTEMBER         SEPTEMBER
                                 30, 1998           30, 1999          30, 1998          30, 1999
                        --------------------------------------------------------------------------
                             (pound)             (pound)           (pound)           (pound)
Revenues by origin
United Kingdom           (pound)282,550     (pound)676,706     (pound)577,866     (pound)1,211,139
Switzerland                        --              142,256               --                273,433
Sweden                                              51,980                                  51,980
Other                              --               90,147               --                156,156
                        --------------------------------------------------------------------------
                         (pound)282,550     (pound)961,089     (pound)577,866     (pound)1,692,708
                        ==========================================================================

                                                                At June 30,  At September 30,
                                                                       1999             1999
                                                            ----------------------------------
                                                                  (pound)           (pound)
  Long-lived assets
  United Kingdom                                            (pound)1,296,852      (pound)5,815,672
  Switzerland                                                         28,708                43,216
  Other                                                               56,726                59,277
                                                            --------------------------------------
                                                            (pound)1,382,286      (pound)5,918,165
                                                            --------------------------------------

7.   SUBSEQUENT EVENTS

The Company has taken an assignment of debt due to Australian Business On Line PTY Limited ("ABOL"), our partner in Australian Business Internet Services PTY Limited ("ABIS"), our Australian joint venture. The debt is in the sum of AUS $332,880 and has been assigned from ABOL in consideration of the allotment to ABOL of 17,662 ordinary shares in the capital of the company.

The Company has also taken an option from ABOL to acquire its 50% shareholding in ABIS and to pay off the remaining debt due to ABOL in the sum of AUS $840,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

OVERVIEW

We own and operate, through a wholly-owned subsidiary, Top Jobs on the Net Limited (formerly, The Corporate Net Limited and originally incorporated as Top Jobs on the Net Limited), Internet recruitment advertising Websites for management, professional and technical positions known as Top Jobs on the Net.

We derive substantially all of our revenues from the sale of our services to corporations and recruiting firms pursuant to fixed-fee contracts of up to one year. We receive fees for the delivery of our services, not on a job placement basis. We typically receive payment for our services on an up-front basis. Under U.S. GAAP, we present as deferred revenues on our balance sheet funds received from our customers for services that have been contracted for but not delivered at the end of any reporting period. These deferred revenues are recognized in net revenues as the applicable services are delivered. All the services we offer to job-seekers are free of charge and do not contribute to our revenues.

Our most significant expenses incurred to date have been for advertising, selling and marketing in order to build brand recognition for Top Jobs on the Net as quickly as possible. In addition, we have incurred significant expenditures to increase our technology and personnel infrastructure to support our growth. As a consequence of this investment, we have incurred substantial losses since inception

TopjobsNet AG, a wholly owned subsidiary effective July 31,1999, has only been consolidated in the Company's financial statements since October 1, 1998 because of the existence of minority veto rights prior to that date. As such the comparative period results for this quarter do not include the revenues and costs of the Swiss operation. The quarter ended September 30, 1999 also includes one month's results for the Swedish subsidiary which was on acquired August 31, 1999.

THREE MONTHS ENDED SEPTEMBER 30, 1999 AND THREE MONTHS ENDED SEPTEMBER 30, 1998

REVENUES

Revenues for the three months ended September 30, 1999 rose to (pound)961,089 compared with (pound)282,550 for the same period in the previous year, representing a 240 percent increase. The increase in revenues was due primarily to an increase in the number of corporations and recruiting firms subscribing to our services, as well as due to an increase in subscriptions to our more expensive products. Our Swiss subsidiary contributed revenues of (pound)142,256 to this period. Our United States subsidiary contributed (pound)90,147 and the Swedish subsidiary contributed (pound)51,980. Revenue from the United Kingdom and Ireland businesses rose by 139 percent to (pound)676,706.

OPERATING EXPENSES

Operating expenses for the three months ended September 30, 1999 were (pound)3,978,890 compared with (pound)1,367,325 for the comparable prior year period. Costs have increased in all areas as the United Kingdom and Ireland businesses have expanded and the Swiss, United States and Swedish operations have been added. The latter three operations, together with the cost of providing our Australian joint venture with head office management resources, added more than (pound)1.6 million to total operating expenses. Operating expenses for the remainder of the group rose in line with revenues particularly payroll and infrastructure costs to support increased revenue.

Advertising expense for the three months was (pound)785,830 compared with (pound)363,668 for the same period in the previous year in line with the expansion of our promotion and marketing of the Top Jobs on the Net brand.

Selling, general and administrative expenses for the quarter were (pound)2,622,676 compared with (pound)743,512 in the second quarter of fiscal 1999. Approximately half of the increase was due to the inclusion in the quarter of the operations in Switzerland, the United States and the inclusion of Sweden for September only. Payroll and staff related costs, which account for approximately two thirds of total selling, general and administrative expenses, have grown as new sales and support staff have been recruited at the operational level and management resource added centrally to support and oversee the increased number and size of operations.

Stock based compensation expense of (pound)64,818 relates to options granted in March 1999, at a discount to the initial public offering price, as set out in our most recent Form 20-F.

Commission expense increased by 35% to (pound)107,576 for the three months ended September 30, 1999 compared with the same period in 1998. This is commission paid on invoiced sales made by our sales force. The increase is proportionately less than the increase in Revenue because of changes to the commission scheme in September 1998, which decreased the maximum rate of commission earned from 20 percent to 15 percent.

Amortization expense has increased to (pound)341,528 for the quarter from (pound)155,445 for the same period last year because of the additional cost of amortizing the goodwill arising on the acquisition of the remaining 49% of our Swiss subsidiary and our subsidiaries in the United States and Sweden. This goodwill is being amortized over a three year period.

Depreciation expense has increased to (pound)56,462 for the three months ended September 30, 1999 from (pound)24,657 for the same period in the previous year. The increase resulted from the increased capital expenditure on computer and office equipment needed to support the growing operations.

OTHER INCOME AND EXPENSE

Since the initial public offering, when most of the Company's borrowings were repaid, the Company has received interest income on its cash balances, which are maintained on short-term deposit.

Other expense includes foreign exchange losses of (pound)697,142 for the three months ended September 30, 1999. Since the initial public offering the Company has held significant balances in United States Dollars and during this period made significant losses primarily as a result of movements in the value of the United States Dollar against the Pound Sterling.

NET LOSS

Although we significantly increased revenues for the three months ended September 30, 1999 from the three months ended September 30, 1998 the substantial increase in our operating expenses caused us to incur a net loss of (pound)3,655,788 for the three months ended September 30, 1999 compared with a net loss of (pound)1,228,581 in the same period last year. On a per share basis the loss increased from (pound)0.24 to (pound)0.38.

SIX MONTHS ENDED SEPTEMBER 30, 1999 AND SIX MONTHS ENDED SEPTEMBER 30, 1998

REVENUES

Revenues for the six months ended September 30, 1999 rose to (pound)1,692,708 compared with (pound)577,866 for the same period in the previous year, representing a 193 percent increase. The increase in revenues was due primarily to an increase in the number of corporations and recruiting firms subscribing to our services, as well as due to an increase in subscriptions to our more expensive products. Our Swiss subsidiary contributed revenues of (pound)273,433 to this period. Our United States subsidiary contributed (pound)156,156 and the Swedish subsidiary contributed (pound)51,980. Revenue from the United Kingdom and Ireland businesses rose by 110 percent to (pound)1,211,139.

OPERATING EXPENSES

Operating expenses for the six months ended September 30, 1999 were (pound)7,216,592 compared with (pound)2,320,195 for the comparable prior year period. Costs have increased in all areas as the United Kingdom and Ireland businesses have expanded and the Swiss, United States and Swedish operations have been added. The latter three operations, together with the cost of providing our Australian joint venture with head office management resources, added more than (pound)2.6 million to total operating expenses. Operating expenses for the remainder of the group rose in line with revenues particularly payroll and infrastructure costs to support increased revenue.

Advertising expense for the six months was (pound)1,509,874 compared with (pound)457,149 for the same period in the previous year in line with the expansion of our promotion and marketing of the Top Jobs on the Net brand.

Selling, general and administrative expenses for the six months were (pound)4,804,672 compared with (pound)1,375,724 in the comparable period of fiscal 1999. Approximately half of the increase was due to the inclusion in the six months of the operations in Switzerland, the United States and the inclusion of Sweden for September only. Payroll and staff related costs, which account for approximately 60 percent of total selling, general and administrative expenses, have grown as new sales and support staff have been recruited at the operational level and management resource added centrally to support and oversee the increased number and size of operations.

Stock based compensation expense of (pound)108,030 relates to options granted in March 1999, at a discount to the initial public offering price, as set out in our most recent Form 20-F.

Commission expense increased by 10% to (pound)143,308 for the six months ended September 30, 1999 compared with the same period in 1998. This is commission paid on invoiced sales made by our sales force. The increase is proportionately less than the increase in Revenue because of changes to the commission scheme in September 1998, which decreased the maximum rate of commission earned from 20 percent to 15 percent.

Amortization expense has increased to (pound)541,729 for the six months from (pound)310,890 for the same period last year because of the additional cost of amortizing the goodwill arising on the acquisition of the remaining 49% of our Swiss subsidiary and our subsidiaries in the United States and Sweden. This goodwill is being amortized over a three year period.

Depreciation expense has increased to (pound)108,979 for the six months ended September 30, 1999 from (pound)46,191 for the same period in the previous year. The increase resulted from increased capital expenditure on computer and office equipment needed to support the growing operations.

OTHER INCOME AND EXPENSE

Since the initial public offering, when most of the Company's borrowings were repaid, the Company has received interest income on its cash balances which are maintained on short-term deposit.

Other expense includes foreign exchange losses of (pound)510,954 for the six months ended September 30, 1999. Since the initial public offering the Company has held significant balances in United States Dollars and during this period made significant losses primarily as a result of movements in the value of the United States Dollar against the Pound Sterling.

NET LOSS

Although we significantly increased revenues for the six months ended September 30, 1999 from the six months ended September 30, 1998 the substantial increase in our operating expenses caused us to incur a net loss of (pound)5,886,547 for the six months ended September 30, 1999 compared with a net loss of (pound)1,975,879 in the same period last year. On a per share basis the loss increased from (pound)0.38 to (pound)0.62.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities was (pound)5,129,670 for the six months ended September 30, 1999. At September 30, 1999 the Company had cash balances in excess of (pound)12 million and minimal borrowings, thereby providing substantial resources to fund overseas expansion and existing operations.

FAILURE TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

We have taken a number of steps to address the Year 2000, or so-called Y2K, issue. We have completed testing of our information technology hardware, software and data sets as well as our non-information technology systems (our mobile communications equipment, copiers and fax machines, fire alarms, air conditioning and elevators) according to Y2K compliance standards we established internally as the first phase of our Y2K compliance certification process. As the next phase of our Y2K compliance certification process, we are rechecking these systems in accordance with Y2K compliance standards officially established by the British Standards Institute. Based on our experience to date, we have budgeted approximately (pound)200,000 for completion of our Y2K remediation efforts. As a parallel phase of our Y2K compliance certification process, we are requesting and receiving certifications from the various suppliers of our hardware, software and microprocessor-embedded equipment and other systems, notably telecommunications and electrical utilities, that the products and services they provide are fully Y2K compliant. We are requesting that all Y2K certifications be provided to us in writing. Where necessary to achieve Y2K compliance, we are obtaining upgrades from these suppliers. In the process of testing our hardware, software, data sets and microprocessor-embedded equipment, we have not encountered any significant problems to date and expect to be fully Y2K compliant.

Our Y2K audit process may not discover all instances of two-digit date fields in user data-sets, resulting in incorrect results. For example, a job advertisement may incorrectly remain on our Website for too long or not long enough due to a date error. Our contingency plan to handle such incidents is to identify them through our routine quality checking processes, notify any staff, customers or suppliers that have been affected, and correct the data-set as quickly as possible. However, we do not anticipate any significant loss of business if this should occur.

EFFECTS OF THE EURO CURRENCY

Under the Treaty on European Economic and Monetary Union, as of January 1, 1999, the Euro was introduced as a common currency among the 11 members of the European Union that are participating in this phase of European Monetary Union, commonly referred to as EMU. Although the individual currencies of these countries will continue to be used until 2002 their exchange rates with the Euro are fixed. The Euro may now be used for transactions that do not involve payment using physical notes and coins of the participating countries. These individual currencies are to be replaced with Euro notes and coins (to be introduced on January 1, 2002) by June 30, 2002 when all countries participating in EMU are expected to operate with the Euro as their exclusive common currency.

The current government of the United Kingdom has stated that the United Kingdom will not participate in EMU and adopt the Euro until after the next general election at the earliest. We are currently working on the assumption that the next general election will be in 2001 or 2002 and that the United Kingdom will enter EMU shortly thereafter following confirmation of the government's decision through a referendum. We do not currently operate in any countries that have adopted the Euro, except for our small branch in the Republic of Ireland and we therefore do not face a significant currency or competitive exposure to the Euro. We are considering expanding into a number of these countries and believe that a common currency may facilitate this process.

In the event that the United Kingdom adopts the Euro, we would face a number of costs in altering our accounting-related systems for the new currency, although at present it is too early to estimate these costs. Adoption of the Euro in the United Kingdom would also create greater transparency between prices offered to our customers in the United Kingdom and prices offered in other countries that participate in EMU. We do not believe that the adoption of the Euro by eleven countries of the European Union will have an adverse impact on our liquidity or financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company's financial instruments comprise borrowings, cash and various items such as trade debtors, trade creditors, etc. that arise directly from its operations.

The Company does not currently purchase or sell derivative financial instruments, as the exposure to foreign currency and interest rate risk has in the past been minimal. Since the completion of the Company's IPO in April 1999, the Company now has substantial cash balances denominated in US dollars. The Company plans to invest a significant proportion of these funds in its overseas operations which is likely to increase foreign currency risk. The directors are currently assessing the options for minimizing such risks.

It is, and has been throughout the period under review, the Company's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Company's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarized below. These policies have remained unchanged since the beginning of 1998/1999.

INTEREST RATE RISK

Until the completion of the IPO in May 1999, the Company had financed its operations principally through a bank overdraft facility and loans from its principal shareholder. The majority of the Company's borrowings, with the exception of finance leases and loans attributable to minority shareholders, were in pounds sterling and at variable rates of interest. Since the IPO the bank overdraft facility and loans from the principal shareholder have been repaid in full. Therefore the Company currently has minimal interest rate risk, except on cash deposits.

LIQUIDITY RISK

Since the IPO the Company has maintained substantial cash balances on short term deposit.

FOREIGN CURRENCY RISK

The Company has four overseas subsidiaries and a joint venture which collectively operate in the United States, Switzerland, Sweden and Australia and whose revenues and expenses are denominated exclusively in the local currency of those countries. The Company's net investment in these operations has historically been funded by pounds sterling denominated borrowings and, since the IPO, out of US dollar deposits. As the level of investment in overseas operations is expected to increase substantially, the directors are currently considering financing these investments by way of borrowings in the relevant currencies in order to minimize the foreign currency risk.

All sales by the Company's businesses are invoiced in the local currency of the business concerned such that the customer bears any foreign currency risk.

FINANCIAL ASSETS

    CURRENCY               INTEREST RATE   CASH DEPOSITS
    --------               -------------   -------------
                                %             (pound)

Sterling                        2.5           375,620
Swedish Krona                   --             24,755
Swiss franc                     0.5            15,983
US dollar                      4.94        12,033,304
Irish Punts                     --            129,856
Australian dollar               --             12,487

TOTAL                                      12,592,005
                                           ==========

The Company has no financial assets other than cash deposits held at banks.

FINANCIAL LIABILITIES

The Company has no long term financial liabilities apart from obligations arising due to capital leases.

CURRENCY EXPOSURES

There is negligible currency exposure on Company financial assets and liabilities apart from cash deposits held in foreign currencies.

MATURITY PROFILE

All of the Company's financial liabilities as at March 31, 1999 are payable on demand.

BORROWING FACILITIES

On March 25, 1999 we obtained a short term increase in our Midland Bank loan facility to (pound)2 million, of which (pound)1.76 million had been utilized at March 31, 1999. The overdraft facility was due for review on March 25, 2000 although it has been repaid in full since the year end. The borrowing rate was 1% over LIBOR. There were no other undrawn committed borrowing facilities at March 31, 1999. Following the completion of the initial public offering this facility reduced to (pound)1.0 million and ceased to be personally guaranteed by Kevin R. Leech or secured by his personal assets.

FAIR VALUES

The directors consider that the financial assets and liabilities of the Company are currently recorded at fair value.

PART II  Other Information

Item 1.  Legal Proceedings

         None

Item 2.  Changes in Securities and Use of Proceeds

         None

Item 3.  Defaults Upon Senior Securities

         None

Item 4.  Submission of Matters to a Vote of Security Holders

         None

Item 5.  Other Information

         None

Item 6.  Exhibits and Reports on Form 6-K

         None

                                   SIGNATURES

     In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 10, 1999             TOPJOBS.NET PLC

                                      By: _______________________
                                          Alan Clarke
                                          Chief Financial Officer and Director

                                  EXHIBIT INDEX



Exhibit      Description of Exhibit
-------      ----------------------

             None.